Exhibit 99.2

Licaminlimab in Dry Eye Disease Topline Results 10 June 2024

Safe Harbor Statements Cautionary note on forward-looking statements These slides and the accompanying oral presentation contain forward-looking statements and information. The use of words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “intend,” “future,” “potential,” or “continue,” and other similar expressions are intended to identify forward-looking statements. For example, all statements we make regarding the initiation, timing, progress and results of our preclinical studies, our clinical studies, our research and development programs, our regulatory strategy, our future development plans, our ability to advance product candidates into, and successfully complete, and the timing or likelihood of regulatory filings and approvals and statements regarding the potential therapeutic benefits and market opportunities of our product candidates are forward looking. All forward-looking statements are based on estimates and assumptions by our management that, although we believe to be reasonable, are inherently uncertain. The clinical data presented herein is topline and preliminary and is subject to change, as analysis is ongoing. These results may not be reproduced in subsequent patients and clinical trials. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the possibility that Oculis may be adversely affected by economic, business, and/or competitive factors; Oculis’ estimates of expenses and profitability; Oculis’ ability to develop, manufacture and commercialize the product candidates in its pipeline; actions of regulatory authorities, which may affect the initiation, timing and progress of clinical studies or future regulatory approvals or marketing authorizations; the ability of Oculis or its partners to enroll and retain patients in clinical studies; the ability of Oculis or its partners to gain approval from regulators for planned clinical studies, study plans or sites; Oculis’ ability to obtain and maintain regulatory approval or authorizations of its products, including the timing or likelihood of expansion into additional markets or geographies; the success of Oculis’ current and future collaborations, joint ventures, partnerships or licensing arrangements; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents that Oculis may from time to time file or furnish with the SEC. Any forward-looking statement speaks only as of the date on which it was made. We undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. This presentation and information contained herein constitutes confidential information and is provided to you on the condition that you agree that you will hold it in strict confidence and not reproduce, disclose, forward or distribute it in whole or in part and is intended for the recipient hereof only. 2 Copyright of this presentation is owned by Oculis. No part of this presentation may be reproduced in any manner without the permission of Oculis.

RELIEF Phase 2b Topline Results – Speakers Riad Sherif, M.D. Snehal Shah, Pharm D. Victor Perez, M.D. George Ousler, M.S. Chief Executive Officer, President of Research & Professor of Ophthalmology and Senior Vice President, Oculis Holding AG Development, Director of Cornea Research Anterior Segment Oculis Holding AG Program, Bascom Palmer Eye Ora, Inc. Institute, Miller School of Medicine, University of Miami 3

RELIEF Ph2b Successfully Executed with Positive Results in DED EFFICACY • Licaminlimab showed rapid onset and meaningful improvements in multiple sign efficacy endpoints in full trial population • TNFR1 genetic biomarker, previously identified in Ph2 symptom trial, showed a predictive and pronounced effect in signs, paving the way for precision medicine in Ophthalmology SAFETY • Licaminlimab was well-tolerated with a low incidence of adverse events like vehicle • No burning or blurred vision events reported in the treatment group Positive Phase 2b RELIEF trial defines clear pathway for licaminlimab to advance to Phase 3 as potentially the first precision medicine to address both signs and symptoms of DED 4 analysis and conclusions are preliminary, and subject to change as full analysis is ongoing.

Three Positive Phase 2 Trials Now Completed in DED

Oculis

First time precision medicine approach applied to DED, significantly de-risking Phase 3 clinical program and offering a transformative product profile

Phase 2 Randomized Controlled Studies in DED	Consistent positive results across studies (signs and symptoms) and unique precision medicine strategy		
DED#1 Symptoms 85 patients Phase 2 PoC	**Improvement in Symptoms**: Ocular Discomfort		
DED#2 Symptoms 134 patients Phase 2 PoC	**Improvement in Symptoms**: Ocular Discomfort	+	**Identification** of TNFR1 genetic biomarker
DED#3 (RELIEF) Signs 122 patients Phase 2b	**Improvement in Signs**: Corneal/ Conjunctival Staining	+	**Validation** of TNFR1 genetic biomarker

DED#1 and DED#3: Data on file
DED #2: Lee Sheetle et al. *Topical Anti-TNFα Agent Licaminlimab (OCS-02) Relieves Persistent Ocular Discomfort in Severe Dry Eye Disease: A Randomized Phase II Study,* Clinical Ophthalmology July 2022

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Dry Eye Market and Unmet Needs

Large and Growing DED Opportunity
Market still underpenetrated and unsatisfied

Dry Eye Rx drug market in G7 countries in 2021[1]


Secretagogues, 4%
Corticosteroids (ophthalmic), 4%
LFA-1 Antagonists, 20%
~$4bn
in 2021
Calcineurin Inhibitors (Cyclosporin), 72%

Significant unmet need and market opportunity

- **Large and growing unmet medical need with ~10 million** diagnosed moderate to severe DED patients in the U.S.[1,2] with a G7 market forecasted to **reach ~$7bn** in 2029[1]
- **Most patients are treated with anti-inflammatory agents**; ~95% of the market is captured by cyclosporin and lifitigrast[3]
- **As reported in 2024 by AAO, 87% unsatisfied** patient population with only 13% of patients experiencing lasting relief [4]

1. DRG Dry Eye Disease Landscape and Forecast 2020.
2. Downs P. 2023. Dry Eye Products Market Report, Global Analysis for 2022 to 2028. Market Scope.
3. IQVIA Prescriptions volume in DED from April 2023 to March2024.
4. https://www.aao.org/eye-health/tips-prevention/fix-dry-eye-treatment-eyedrops

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Despite New Treatment Options, Unsatisfied Market with Only 13% of Patients Experiencing Lasting Relief 1 Several cyclosporines approved: Rx Treatments2 2002 2016 2018 2020 2021 2023 Discontinuation & switching is commonplace in DED3 53% – 70% discontinued after a single script • 85%- 90% of discontinuations occurred within 6 months • Primary documented reasons for switching cited were lack of 85% – 90% discontinued efficacy (45.1%) and adverse events (26.4%)4 within 180 days • “Subtype specific therapeutics” rated as no. 1 need for the future in DED4 given highly heterogeneous patient population5 DED (Dry eye disease). 1. https://www.aao.org/eye-health/tips-prevention/fix-dry-eye-treatment-eyedrops. 2. Downs P. 2023 Dry Eye Products Market Report, Global Analysis for 2022 to 2028. Market Scope; 2023. 2. IQVIA TRx data from April 2023 to March 2024. 3. Mbagwu M, et al. Characterization of Discontinuation and Switching Patterns of Dry Eye Disease Medications Using Linked EHR Registry and Claims Data. Presented at: ASCRS Annual Meeting 2024. 8 4. https://ophthalmology360.com/study-finds-high-discontinuation-rate-of-dry-eye-medications/ 5. Audience survey during a meeting at ASCRS 2024.

Novel Anti-TNF-Î± Eye Drop for Ocular Inflammation Clinically proven MoA with potential transformative impact in ocular inflammation Clinically proven MoA Anti-inflammation and anti-apoptosis MoA approved as systemic treatment for ocular disease and with transformative impact in other areas Topical Biologic Candidate Innovative Antibody Fragment Technology Licaminlimab is an anti-TNF-Î± antibody fragment specifically formulated for topical delivery Enhanced ocular penetration Lower molecular weight, enhanced ocular penetration and higher concentration Proprietary genetic biomarker Associated with licaminlimab response highlighting opportunity for a precision treatment in DED IgG 149 kDa 26 kDa Framework for licaminlimab optimized for stability and other drug-like properties Regions that bind to neutralize TNFï¡ scFv (Licaminlimab) Illustration of fragment technology IgG Fab scFv* (OCS-02) Regions that bind to neutralize TNF Framework for OCS-02 optimized for stability and other drug-like properties 9

Licaminlimab Dual MoA and IPotent Inhibitor of TNF- Ig llu G st ra tio n o f f ra gm en t t ec hn DUAL MoA: olo gy Fa b ANTI-INFLAMMATORY & ANTI-APOPTOTIC Re gio n ns eu th tr at ali b ze in T d t NF o sc (O Fv C * Inflammation S- 02 ) TNF- inhibitor potencies Inhibits release of inflammatory factor (IFN- , TNF- , ILs) and MMP Compound IC50 Fr Inhibits activation, recruitment, am Licaminlimab 1.2 ng/mL op ew ti o a mi rk and infiltration of immune cells n ze fo d o d r Licaminli th fo OC e r s S pr r d ta -0 (primarily T-cells) op ru bi 2 er g lit Adalimumab 9.2 ng/mL ti -li y es ke Infliximab 15.0 ng/mL Apoptosis Inhibits nerve stimulation and cell death in conjunctival epithelium IL (Interleukin); MMP (Matrix metalloproteinase), IFN (Interferon), TNF (Tumor necrosis factor); MOA (Mechanism of action). 10 Oculis. Data on file.

Two Prior Successful Phase 2 Trials Showed Improvements on Symptoms and Identified TNFR1 Genetic Biomarker

Oculis

EFFICACY

- ☑ Significantly reduced ocular discomfort in patients treated with licaminlimab vs. vehicle at Day 29
- ☑ Rapid onset of action with relief of symptoms starting on Day 15

SAFETY

- ☑ Well-tolerated with a low incidence of adverse events related to study treatment, similar to vehicle

PRECISION MEDICINE POTENTIAL

- ☑ Pharmacogenomic identified TNFR1 genetic biomarker showing:
  - Significant association with licaminlimab response on ocular discomfort (7-fold improvement vs. full population)
  - Reduced inflammatory cytokines in tear film observed in licaminlimab treated patients

DED#1 Phase 2 on symptoms: Data on file
DED #2: Lee Sheetle et al. *Topical Anti-TNFα Agent Licaminlimab (OCS-02) Relieves Persistent Ocular Discomfort in Severe Dry Eye Disease: A Randomized Phase II Study*, Clinical Ophthalmology July 2022

11

Phase 2b RELIEF Study Design and Topline Results

Trial Objectives Designed to address three goals of licaminlimab development plan 1 Evaluate eï¬ƒcacy of licaminlimab in the treatment of signs of DED 2 Confirm differentiated response to licaminlimab in subjects with the TNFR1 genetic biomarker in signs of DED 3 Select primary sign efficacy endpoint for Phase 3 and inform the overall development plan 13

RELIEF Phase 2b in Signs of DED

Relief | Oculis

Designed to identify the most relevant endpoint in signs and assess TNFR1 genetic biomarker in signs in DED

Phase 2b study design:

- Randomized, masked, vehicle-controlled study
- Multi-center, 10-week trial stratification based on TNFR1-related genotype ~20% patients

Primary Objective:

- Evaluate efficacy and safety in subjects with signs of dry eye disease

Endpoints:

- Corneal / Conjunctival Staining, Redness and Schirmer's

Patient Population:

- Moderate to severe corneal staining
- Susceptible to corneal damage of the inferior region under stressed conditions
- Decreased tear production (Schirmer's test at baseline)



2 week run in, all subjects
6 weeks
2 weeks
Screening
Artificial tears TID
Licaminlimab (TID)
(Full population n = 62, TNFR1 = 12)
Follow-up
Vehicle (TID)
(Full population n = 60, TNFR1 = 11)
Follow-up
Patients who respond to artificial tears were not be randomized
Randomization

▼ CAE = Controlled Adverse Environment

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Secondary Trial Objective Confirm the TNFR1 genetic biomarker as a predictor of response to licaminlimab Simple genetic testing procedure: 1. Patient supplies saliva sample which is shipped to lab 2. Lab runs commercial identification assay on saliva for TNFR1 genetic biomarker 3. Assay uses TaqMan genotyping Qualitative PCR (qPCR) tests: Widely available, affordable, and can be performed quickly in a qualified laboratory or doctor’s office Easy to interpret binary result (Yes/No) 15

Aligned with FDA Guidance on Developing Drugs for DED TRIAL DESIGN CONSIDERATIONS • Safety and efficacy should be demonstrated in at least two adequate and well-controlled, multicenter independent trials • Efficacy for a sign and efficacy for a symptom do not have to be demonstrated in the same trial, but each should be demonstrated in more than one trial SIGNS OF DED CAN INCLUDE: SYMPTOMS OF DED CAN INCLUDE: • Corneal staining • Ocular discomfort • Conjunctival staining • Ocular pain • Schirmer’s test • Blurred vision • Conjunctival redness • Light sensitivity • Ocular itching • Sandy or gritty feeling DED (Dry eye disease). 16 FDA Guidance Document, December 2020: Dry Eye: Developing Drugs for Treatment Guidance for Industry

Subject Disposition Full analysis population Randomized (ITT) N = 122 Licaminlimab Vehicle n = 62 n = 60 Discontinued trial Discontinued study AE: n = 2 AE: n = 1 Protocol violation: n = 1 Administrative: n = 1* Other: n = 1* Subject choice: n = 1 Completed Completed n = 58 n = 57 TNFR1 Completed TNFR1 Completed n = 12 n = 11 AE, adverse event; ITT, intention-to-treat. 17 *Subject not dosed. Data, analysis and conclusions are preliminary, and subject to change as full analysis is ongoing.

Subject Demographics TNFR1 genetic biomarker Parameter Licaminlimab Vehicle Parameter Licaminlimab Vehicle (n = 62) (n = 60) (n = 62) (n = 60) Mean age, years 62.4 63.1 TNFR1-related genotype, n (%) Age ≥ 65 years, n (%) 35 (56.5) 28 (46.7) Positive 12 (19.4) 11 (18.3) Female, n (%) 46 (74.2) 42 (70.0) Negative 50 (80.6) 49 (81.7) Race, n (%) White 57 (91.9) 53 (88.3) Black or African American 3 (4.8) 3 (5.0) Asian 1 (1.6) 2 (3.3) American Indian or Alaska Native 1 (1.6) 1 (1.7) Unknown 0 (0.0) 1 (1.7) 18 Data, analysis and conclusions are preliminary, and subject to change as full analysis is ongoing.

Baseline Values for DED Signs Well-balanced between treatment and vehicle in both populations Full population TNFR1 Genotype group Efficacy Measures Licaminlimab Vehicle Licaminlimab Vehicle Mean Baseline Values (n = 62) (n = 60) (n = 12) (n = 11) Inferior Corneal Staining 1.79 1.82 1.71 1.86 Total Corneal Staining 5.65 5.59 5.46 5.86 Schirmer’s Test 4.4 5.2 4.3 4.7 Conjunctival Redness 1.53 1.62 1.5 1.64 Total Corneal Staining is the sum of Inferior, Superior, and Central regions. For Schirmer’s Test, shorter lengths (in mm) indicate worse symptomology. 19 Conjunctival Redness is measured on a 0 to 4 scale with half-unit increments, where higher scores indicate more redness. Data, analysis and conclusions are preliminary, and subject to change as full analysis is ongoing.

Lifitegrast Approval Endpoint

Mean change (SD) from baseline and treatment difference (lifitegrast – vehicle) in inferior corneal staining score in 12-week studies in patients with DED

Study 1

Visit	Vehicle (N = 58)	Xiidra (N = 58)	Difference[1] (95% CI)
Baseline	1.65 (0.513)	1.77 (0.515)	
Day 14	0.24 (0.709)	0.06 (0.522)	-0.14 (-0.36, 0.08)
Day 42	0.19 (0.694)	0.08 (0.591)	-0.05 (-0.28, 0.17)
Day 84	0.38 (0.785)	0.04 (0.745)	-0.25 (-0.50, -0.00)



← Favors Xiidra
-0.50
0.00
0.25

Study 2

Visit	Vehicle (N = 295)	Xiidra (N = 293)	Difference[1] (95% CI)
Baseline	1.81 (0.599)	1.84 (0.597)	
Day 14	0.08 (0.771)	0.04 (0.734)	-0.03 (-0.14, 0.08)
Day 42	-0.02 (0.893)	-0.14 (0.861)	-0.10 (-0.23, 0.02)
Day 84	0.17 (0.819)	-0.07 (0.868)	-0.23 (-0.36, -0.10)



← Favors Xiidra
-0.50
0.00
0.25

Study 3

Visit	Vehicle (N = 360)	Xiidra (N = 358)	Difference[1] (95% CI)
Baseline	2.40 (0.722)	2.39 (0.763)	
Day 14	-0.48 (0.798)	-0.48 (0.802)	-0.00 (-0.11, 0.11)
Day 42	-0.60 (0.899)	-0.69 (0.918)	-0.09 (-0.22, 0.04)
Day 84	-0.71 (0.943)	-0.73 (0.926)	-0.03 (-0.16, 0.10)



← Favors Xiidra
-0.50
0.00
0.25

Study 4

Visit	Vehicle (N = 356)	Xiidra (N = 355)	Difference[1] (95% CI)
Baseline	2.46 (0.746)	2.46 (0.681)	
Day 14	-0.44 (0.775)	-0.49 (0.914)	-0.05 (-0.17, 0.07)
Day 42	-0.66 (0.927)	-0.69 (0.941)	-0.03 (-0.16, 0.10)
Day 84	-0.63 (0.911)	-0.80 (0.939)	-0.17 (-0.30, -0.03)



← Favors Xiidra
-0.50
0.00
0.25

Effect size of lifitegrast on inferior corneal staining from vehicle (regulatory endpoint) ranged from -0.03 to -0.10 at day 42

Source: Lifitegrast U.S. FDA label
Based on ANCOVA model adjusted for baseline value in Study 1, and ANCOVA model adjusted for baseline value and randomization stratification factors in Studies 2-4.
All randomized and treated patients were included in the analysis and missing data were imputed using last available data. In Study 2, one vehicle-treated subject who did not have a study eye designated was excluded from analysis.

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Licaminlimab Effect on Inferior Corneal Staining

Relief | Oculis

Meaningful treatment effect in the full population and more pronounced in TNFR1-related genotype group

	Pre- to Post-CAE change from baseline at Day 43 Difference in means of OCS-02 vs Vehicle			
Efficacy Measures (accepted by regulators)	Full Population Licaminlimab (n=62); Vehicle (n=60)	TNFR1 Genotype Licaminlimab (n=12); Vehicle (n=11)	Treatment Effect Favors Licaminlimab over Vehicle in Full population	Treatment Effect Favors Licaminlimab over Vehicle More Pronounced in TNFR1 Genotype Group
Inferior Corneal Staining	-0.12 (-0.378, 0.134)	-0.59 (-1.165, -0.017)	✓	✓✓

*90% CI for Difference in Means based on the t-distribution; sample t-test: directional nominal p-value

- Corneal staining is reflective of inflammation and apoptosis which play crucial roles in DED
- Corneal staining, mainly the inferior part (given its exposure), is also the most commonly assessed sign in clinical practice as it can affect quality of vision

Data, analysis and conclusions are preliminary, and subject to change as full analysis is ongoing.

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Licaminlimab Effect on Inferior Corneal Staining TNFR1 Genetic Biomarker Population Mean change from baseline (Pre- to Post-CAE) Visit Licaminlimab Vehicle Difference Favors Licaminlimab (N = 12) (N = 11) (90% CI) Baseline 1.46 1.23 -0.38 Day 15 -0.29 +0.09 -0.38 (-1.012, 0.247) Day 15 -0.59 Day 43 -0.50 +0.09 -0.59 (-1.165, -0.017) Day 43 P < 0.05* (-1.165, -0.017) -1.00 0.00 0.5 *90% CI for Difference in Means based on the t-distribution; sample t-test: directional nominal p-value Data, analysis and conclusions are preliminary, and subject to change as full analysis is ongoing. 22 *90% CI for Difference in Means based on the t-distribution; sample t-test: directional nominal p-value (calculated as half the t-test two-sided p-value)

Both Groups Showed Positive and Meaningful Improvements on Multiple Signs

Relief | Oculis

Efficacy Measures (accepted by regulators)	Pre- to Post-CAE change from baseline at Day 43 Difference in means of OCS-02 vs Vehicle; (CI)*: Full Population Licaminlimab (n=62); Vehicle (n=60)	TNFR1 Genotype Licaminlimab (n=12); Vehicle (n=11)	Treatment Effect Favors Licaminlimab over Vehicle in Full population	Treatment Effect Favors Licaminlimab over Vehicle more pronounced in TNFR1 Genotype Group
Inferior Corneal Staining	**-0.12** (-0.378, 0.134)	**-0.59** (-1.165, -0.017)	✓	✓ ✓
Central Corneal Staining	**-0.02** (-0.251, 0.213)	**-0.05** (-0.572, 0.474)	✓	✓ ✓
Nasal Conjunctival Staining	**-0.04** (-0.328, 0.245)	**-0.58** (-1.345, 0.193)	✓	✓ ✓
Total Corneal Staining	**-0.13** (-0.620, 0.351)	**-0.61** (-1.731, 0.503)	✓	✓ ✓
Total Conjunctival Staining	**0.22** (-0.213, 0.660)	**-0.57** (-1.692, 0.555)	–	✓ ✓
Total Ocular Surface Staining	**0.09** (-0.593, 0.770)	**-1.18** (-2.875, 0.511)	–	✓ ✓
Schirmer's Test**	**0.90 [or 20%]** (-0.59, 2.35)	**1.1 [or 26%]** (-1.09, 3.36)	✓	✓ ✓
Conjunctival Redness	**0.01** (-0.168, 0.190)	**-0.04** (-0.357, 0.281)	–	✓ ✓

Data, analysis and conclusions are preliminary, and subject to change as full analysis is ongoing.
*90% CI for Difference in Means based on the t-distribution; sample t-test: directional nominal p-value; **Schirmer's Test performed Pre-CAE only (w/o anesthesia) [% improvement over baseline calculated as day 43 change from baseline / baseline]

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Efficacy Summary All study goals achieved 1 Evaluated eï¬ƒcacy of licaminlimab in the treatment of signs of DED • Treatment in favor of licaminlimab observed in multiple signs, with rapid onset which continued to increase over time 2 Confirmed response to licaminlimab in subjects with TNFR1 genetic biomarker in signs of DED • TNFR1 genetic biomarker had more pronounced and predictive treatment response on multiple signs consistent with the previous symptom trial 3 Selected primary sign efficacy endpoint for Phase 3 and de-risked the overall development plan • Corneal staining is an approvable endpoint by FDA and a commonly assessed sign in clinical practice as it can affect quality of vision • Licaminlimab has the potential to be disease-modifying with its dual MoA, as inflammation and apoptosis are directly linked to the pathogenesis of DED First time precision medicine applied to DED in a clinical trial, offering a potentially transformative product profile and significantly de-risking development program 24

Safety Overview Safety population Licaminlimab (n=61) Vehicle (n=59) Patients with Any Ocular TEAEs (Study Eye)*, n (%) 7 (11.5%) 6 (10.2%) Patients with Any Ocular TEAEs (Fellow Eye)*, n (%) 9 (14.8%) 7(11.9%) Patients with any serious ocular TEAEs+, n (%) 0 (0%) 1 (1.7%) Retinal detachment 0 (0%) 1 (1.7%) Death 0 (0%) 0 (0%) Patients with TEAE leading 2 (3.3%) 1 (1.7%) to study drug discontinuation, n (%) Related to study treatment 0 (0%) 0 (0%) TEAE 2% (Study Eye), n (%) Instillation site irritation 5 (8.2%) 1 (1.7%) Instillation site pruritus 2 (3.3%) 0 (0%) *SAEs were reported as unrelated to treatment. +All Ocular TEAEs in the study eye were reported as ‘mild’ TEAE = Treatment-emergent adverse event 25 Data, analysis and conclusions are preliminary, and subject to change as full analysis is ongoing.

Safety Summary SAFETY Low incidence of adverse events reported with licaminlimab similar to vehicle • OcularTEAEs were similar across treatment groups : 7 (11.5%) with licaminlimab versus 6 (10.2%) with vehicle • No ocular SAEs were reported with licaminlimab The most frequently reported (>2%) ocular TEAE • All reported as mild and transient • Instillation site irritation: 5 (8.2%) with licaminlimab versus 1 (1.7%) with vehicle • Instillation site pruritus: 2 (3.3%) with licaminlimab versus 0 (zero) with vehicle No TEAE related burning or blurred vision, similar to the previous symptoms study 26 Data, analysis and conclusions are preliminary, and subject to change as full analysis is ongoing.

Drop Comfort Scale & Attributes Licaminlimab eye drop comfort consistent with artificial tears* Drop Comfort Score Day 43 (Post-CAE) Licaminlimab Vehicle (n = 61) (n = 59) Upon instillation 2.6 1.1 1 minute post instillation 1.8 1.1 2 minutes post instillation 1.4 1.1 Drop Attributes Day 43 (Post-CAE) Licaminlimab Vehicle (n = 61) (n = 59) % % Any Positive Responses 84.5% 91.2% Comfortable 69.0% 71.9% Cool 41.4% 40.4% Refreshing 46.6% 40.4% Smooth 39.7% 40.4% Soothing 53.4% 61.4% * 2.05 for Rohto Dry Aid, and 1.96 for Systane Ultra; Torkildsen G., et al., Clinical Ophthalmology October 2017 27 Data, analysis and conclusions are preliminary, and subject to change as full analysis is ongoing.

Summary

Opportunity for Highly Differentiated Product Profile Licaminlimab has potential to address key unmet needs and transform the treatment paradigm of DED UNMET NEEDS IN DED1 LICAMINLIMAB New MoA targeting both signs and Meaningful treatment effect in both signs and symptoms with a symptoms potential disease-modifying TNFÎ± inhibitor. Rapid onset of action Symptoms improvement seen as early as 2 weeks Mild and transient AEs reported with drop comfort consistent with Good tolerability and drop comfort artificial tears Ability to predict treatment response TNFR1 Response was 5-fold higher in signs and 7-fold in symptoms 29 1. DRG Dry Eye Disease Landscape and Forecast 2020.

Conclusions and Next Steps RELIEF trial showed positive results on signs in full population with 5x improvements in TNFR1-genotype group Phase 2b RELIEF study in signs along with the previously completed Phase 2 study in symptoms: Provided consistent and meaningful results from two randomized controlled studies (DED #2 and DED #3 RELIEF) • Fast acting, meaningful treatment effect on ocular discomfort and corneal staining and well-tolerated Identified sign and symptom primary endpoints for Phase 3 • Inferior corneal staining • Ocular discomfort Confirmed novel precision medicine approach targeting patient population with a TNFR1-related genotype • Identifies high responders to licaminlimab: 5 to 7-fold improvement in the treatment effects for signs and symptoms • Significantly de-risking Phase 3 development, while achieving time and cost efficiency • Potentially transformative commercial product profile for a potential disease-modifying precision medicine Immediate Next Steps • Conduct an End-of-Phase 2 meeting with FDA to finalize Phase 3 development plan 30

Thank you